Lehman & Eilen LLP

20283 State Road 7, Suite 300

Boca Raton, Florida 33498

Telephone: (561) 237-0804

Facsimile: (561) 237-0803

January 9, 2008

VIA EDGAR

United States Securities

   and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, D.C.  20549

Attention:  David L. Orlic

                  Special Counsel

Re:

Broadcaster,, Inc.

Revised Preliminary Information Statement on Schedule 14C

Filed January 4, 2008

File No. 0-15949

Dear Mr. Orlic:

Thank you for your January 8, 2008 letter regarding Broadcaster, Inc. (“Broadcaster”).  Enclosed is Amendment No. 2 to the Broadcaster’s Schedule 14C, which has been marked to show changes from our prior submission.  The changes in the revised information statement reflect the staff’s comments to the previously submitted material.  Also, in order to assist you in your review of Broadcaster’s Schedule 14C, we hereby submit a letter responding to the comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

General

1.        We note your response to comment 1 of our January 2, 2008 letter.  In light of the fact that Dr. Orza and Mr. Goodman are being removed as directors because shareholders lack confidence in their business judgment and because shareholders consider these directors to lack the requisite experience, please provide an analysis of your determination that their removal “is being effected without cause.”

United States Securities and

  Exchange Commission

January 9, 2008

Response: Dr. Orza and Mr. Goodman are being removed without cause under Delaware law.  It is well settled under Delaware law that a removal of a director due to lack of confidence in business judgment or similar rationale does not constitute a "for cause" removal.  Rather, a "for cause" removal is a removal for malfeasance, gross misconduct or other wrongful or severe conduct. See e.g. , Rohe v. Reliance Training Network, Inc., C.A. No. 17992 (Del. Ch. July 21, 2000)(quoting R.F. Balotti & J.A. Finkelstein, The Delaware Law of Corporations and Business Organizations (3d ed. 1999, 2000 Supp)) ("Generally, the following have been held to constitute cause for removal:  malfeasance in office, gross misconduct or neglect, false or fraudulent misrepresentation inducing the director's appointment, willful conversion of corporation funds, a breach of the obligation to make full disclosure, incompetency, gross inefficiency, and moral turpitude.") No wrongful conduct of Dr. Orza or Mr. Goodman (or conduct otherwise noted above) has been asserted as a basis for their removal from office. Accordingly, the written consents authorizing the removal (filed as an Exhibit herewith) specifically state that Dr. Orza and Mr. Goodman are being removed without cause.

2.        Furthermore, it is our understanding that the decision to remove Dr. Orza and Mr. Goodman may have followed a disagreement between the Company’s management and affiliates, on one hand, and Dr. Orza and Mr. Goodman, on the other hand, regarding whether to shut down the Company’s operating business and engage in a reverse merger with an entity approved by the Board of Directors.  We understand that any disagreement, in part, may be due to the fact that the Company’s operating business currently pays significant sums to entities owned or controlled by Mr. Nolan Quan, who appears to be an affiliate of your company due to his large shareholdings and the positions held at the Company by his immediate family members.  We also understand that, in lieu of pursuing a reverse merger with a candidate approved by the Board of Directors, management may instead be pursuing a reverse merger with an entity affiliated with Mr. Nolan Quan.  Please address all elements of any such disagreement in your response as well as any other disagreements between members of the Company’s Board of Directors and its management that may have been contributing factors in the decision to remove Dr. Orza and Mr. Goodman.  Finally, please also tell us whether the Company is currently in breach of any material contract relating to any reverse merger previously approved by the Board of Directors.

Response:  Please see the additional language that has been added to the information statement in the section entitled “Written Consent Executed and Delivered by the Consenting Stockholders” regarding the decision to remove the two directors.  In addition, we wish to point out that there was never a disagreement as to whether or not to shut down the Company’s operating business or engage in a reverse merger with another entity.  The disagreement was with regard to the manner in which to shut down the operations and the sudden shut down of the business.  The shareholders disagreed about how to shut down the operations in a manner that would preserve the value of the Company’s assets and share price.

United States Securities and

  Exchange Commission

January 9, 2008

With respect to Mr. Quan and fees paid to him for services he or affiliated entities have performed, we have added disclosure to the information statement in the footnotes to the Security Ownership table.  We do wish to advise the Staff that Mr. Quan’s affiliated entities will no longer be receiving such fees due to the shut down of the business, a decision which he supported but as previously stated he did not support the method of the shut down.

Management is not currently pursuing and has not in the past pursued a reverse merger with an entity affiliated with Mr. Nolan Quan.

The Company has not entered into a contract relating to any reverse merger previously approved by the Board of Directors and therefore it is not in breach of any such contract.

3.        Given the possibility that Mr. Nolan Quan’s interests may have played some part in the decision to remove the directors, please also consider whether your preliminary information statement should be revised to disclose any such interests for your independent shareholders.  Please also tell us whether Mr. Nolan Quan is now or has ever been an officer of the company.

Response:   Complied with.  Please see the additional language that has been added to the information statement in the footnotes to the Security Ownership table.  Mr. Nolan Quan is currently the President of the Company.

4.        We understand that your Chief Executive Officer may have been involved in soliciting consents from your shareholders.  Please advise us as to any role played by Company personnel in obtaining these shareholder consents.

Response:  Please be advised that no officer or director of the Company or Company personnel solicited any shareholder consents.

5.        In your response to comment 2 of our January 2, 2008 letter, you state that one of the nine record holders who executed a written consent in favor of the removal of Dr. Orza and Mr. Goodman “has been an officer of the company since November and owns in excess of ten percent of the voting securities of the Company.”  However, the security ownership table in your amended preliminary information statement indicates that all officers and directors as a group own only 1.87% of the Company’s outstanding securities.  Please explain this discrepancy.  Please also identify this record holder, his or her position with the company and his or her percentage ownership of the Company’s outstanding stock.  Please provide similar information for the unidentified record holder who is a former director of the Company, as well as the unidentified managing member of the general partner of a record holder who is a former director and chairman of the Board of Directors of the Company.

.

United States Securities and

  Exchange Commission

January 9, 2008

Response:  Complied with. We have revised the information statement to reflect the changes that you have requested to the Security Ownership table disclosing Mr. Quan as the owner of such shares, his security ownership, and his position with the Company.  The individual who was a former director of the Company is Mr. Sean Deson who is the managing member of Treeline Investment Partners, LP, which is the record holder of 312,500 shares of the Company’s common stock. Mr. Bruce Galloway is a former director and Chairman of the Board of the Company who is the managing member of  Galloway Capital Management, LLC, which is the general partner of Strategic Turnaround Equity Partners, the record holder of 605,925 shares of the Company’s common stock.

6.        It appears that you have not filed a copy of the written consent authorizing the removal of Dr. Orza and Mr. Goodman as directors, as stated in your filing.  Please file the written consent with your revised preliminary information statement.

Response:  Complied with. The written consent will be filed with the revised preliminary information statement.

Please feel free to contact me at (516) 496-2223.  Thank you.

Sincerely,

/s/ Hank Gracin

Hank Gracin

HG:ckg

Enclosure